Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

February 22, 2012

James Allegretto

Senior Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Tranquility, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 2, 2011

File No. 000-51413

Dear Mr. Allegretto:

On behalf of Tranquility, Inc., a Delaware corporation (the “Company”), enclosed please find our responses to your comment letter dated December 5, 2011.

Form 10-K for Fiscal Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm, page 13

1.

For the period from August 20, 1997 (inception) to December 31, 2004, we note the current audit report refers to, and indicates reliance on, an audit report dated March 24, 2005 issued by your predecessor auditor.  Please either revise to include the referenced audit report from the predecessor auditor, or otherwise have your current auditor revise their audit report to omit reference to the other auditors’ report and to take responsibility for the entire inception to date period.  Refer to Article 2 or Regulation S-X.

Additionally, we note this issue was addressed in conjunction with our previous review of your Form 10-K for fiscal year 2008.  In an amendment to Form 10-K filed August 13, 2009, you provided an audit report from Lake & Associates CPS’s LLC that covered The period from August 20, 1997 (inception) to December 31, 2008.  Tell us why you did not continue to provide audit reports compliant with Article 2 of Regulation S-X in Forms 10-K for fiscal years 2009 and 2010.

Response:

In response to Comment 1, on February 22, 2012, Tranquility, Inc., a Delaware corporation (the “Company”) filed Amendment No. 1 on Form 10-K/A (the "Amendment") to its annual report on Form 10-K, which was filed with the Securities and Exchange Commission on March 1, 2011 (the "Original Filing") to amend the audit report of Lake and Associates, CPA’s LLC (the “Original Audit Report”), contained in the Original Filing to revise a typographical error included in the Original Audit Report to omit reference to the other auditors’ report.  The amended audit report of Lake and Associates, CPA’s LLC (the “Amended Audit Report”), was included in the Amendment.

Furthermore, with respect to the second part of your comment, as noted above, the reference to the other auditor’s report was a typographical error in the Original Audit Report.  Because of the typographical error, the Company inadvertently did not continue to provide audit reports compliant with Article 2 of Regulation S-X in Forms 10-K for fiscal years 2009 and 2010.  This issue was resolved through the Amendment.

Attached to this correspondence, please find an acknowledgement by the Company whereby the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.